Exhibit 99.12

TOWER ONE WIRELESS CORP.
(formerly Pacific Therapeutics Ltd.)
(“Tower One” or the “Company”)
Quarterly Report
Three months ended March 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1 Date of Report: May 30, 2017

The following management’s discussion and analysis (“MD&A”) has been prepared as of May 30, 2017 and should be read in conjunction with the condensed interim consolidated financial statements and accompanying notes for the three months period ended March 31, 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Nature of Business

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On October 19, 2016, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended March 31, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

1.3 Overall Performance

Announcements and Highlights during the quarter:

  January 12, 2017, the Company announced the completion of its previously announced “fundamental change” transaction (the “Transaction”) with Tower Three. The Company’s common shares will commence trading on the Canadian Securities Exchange (the “Exchange”) on January 26, 2017, under the new symbol “TO”.

  February 1, 2017, the Company announced that it has received a corporate update from its wholly owned subsidiary, Tower Three, a South American telecommunications infrastructure developer.
  Tower Three company has built seven towers in Colombia and is currently working to expand the collocation of its existing tower portfolio. Collocation on a tower means that antennas from more than one telecom carrier will be deployed or mounted on a single tower. The company is now in advanced stage negotiations with a second telecom carrier to deploy its antennas on Tower Three’s towers.

  February 9, 2017, the Company announced that it has formed a 100% owned subsidiary in Argentina. The company also announces that it has taken assignment of all the assets, trade secrets and receivables of Rojo Resources (RJ: TSXV), which had previously contemplated a change of business to focus on Argentina’s burgeoning telecom sector. This is of particular interest as for the most part Argentina is serviced by the same wireless providers as Colombia and many other countries of Latin America

  March 15, 2017, the Company announced that its newly incorporated subsidiary in Argentina has received leases for 5 cell towers sites and expects construction to commence shortly. Furthermore, the Company has applied for permits for 10 tower sites.

  Management continued to actively focus on capital raising to support the company’s tower business, marketing initiatives and general working capital.

1.4 Results of Operations

Three months ended March 31, 2017 and 2016

During the three months ended March 31, 2017, the Company incurred net loss of $1,612,447 (March 31, 2016- $70,280). As at March 31, 2017, the Company had a working capital of $1,082,455 (December 31, 2016- ($566,512)) and an accumulated deficit of $1,925,602 (December 31, 2016- $313,155)

Significant changes in the period are as follows:

  The Company incurred permit and licensing fees of $7,290 relating to work performed to obtain permits and licenses for cellphone tower structures.

  The Company incurred corporate and professional fees of $256,534 which includes legal, accounting and consulting services performed by related parties.

  The Company incurred advertising and promotion of $104,980 for the quarter.

  The Company incurred office and miscellaneous expenses of $49,070 due to the start up of the business and commencement of operational activities. The Company has no payroll and engages consultants on an as needed basis.

  The Company incurred $24,400 for interest and penalties for the repaid loans.

  The Company incurred travel expenses of $30,070 relating to travel throughout Colombia to scope out optimal locations for cellphone towers.

During the period ended March 31, 2017, the Company recorded $9,043 in foreign exchange to its cumulative translation account. The Company’s functional currency is Canadian and Tower Three is Colombian Peso (“COP”) and records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Tower Three was inactive for the three months ended March 31, 2016. As a result, it incurred limited expenses which mainly includes office expense of $24,193, professional fees of $38,184 and travel expense of $8,346.

Selected Quarterly Information

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2017	2016	2016	2016	2016	2015
	$	$	$	$	$	$
Lease income	22,849	14,794	4,609	Nil	Nil	Nil
Net loss	(1,612,447)	(8,645)	(86,615)	(140,559)	(65,364)	(21,151)
Basic and diluted loss per share	(0.04)	(0.86)	(8.66)	(14.06)	(6.54)	(2.12)
Cash	79,743	9,864	49,803	50,077	Nil	Nil
Total Assets	1,387,137	372,374	309,856	134,985	Nil	4,300
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil

1.5 Liquidity and Capital Resources

As at March 31, 2017, the Company has total assets of $1,387,137 and a working capital of $1,082,455.

At March 31, 2017, the Company had cash of $79,743 (December 31, 2016- $9,864) and a working capital of $1,082,455 (December 31, 2016 – ($566,512)). As of March 31, 2017, advances were $893,560 compared to $nil at December 31, 2016. As of March 31, 2017, property and equipment was $253,374 for the towers in Colombia.

Cash utilized in operating activities during the three months ended March 31, 2017 was $626,699 (March 31, 2016– $77,831).

At March 31, 2017, share capital was $3,041,442 comprising 52,220,797 issued and outstanding common shares.

As a result of the net loss for the period ending March 31, 2017 of $1,621,447, the deficit at March 31, 2017 increased to $1,925,602.

At present, the Company’s operations generate minimal cash inflows and its financial success after March 31, 2017 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development primarily on building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6 Share Capital

As at March 31, 2017, the Company had 52,220,797 common shares issued and outstanding.

1.7 Share Purchase Warrants

As at March 31, 2017, the Company had 16,070,029 shareholder warrants issued and outstanding.

1.8 Stock Options

As at March 31, 2017, the Company had nil stock options issued and outstanding

1.9 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10 Transactions with Related Parties

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at March 31, 2017 and December 31, 2016, the Company has the following balances with related parties:

	March 31,	December 31,
	2017	2016
Due to related parties:	$	$
Tower One Wireless Corp.	-	189,589
Amounts owing to a company controlled by a director	-	356,268

Amounts owing to the parent of the CEO	-	69,665
	-	615,522

Included in accounts payable was the commission payables in the amount of $nil to the officers of the company (December 31, 2015 - $6,531).

For the period ended March 31, 2017, directors and officers of the company provided consulting services to the company of $42,500. These charges are included in professional services.

1.11 Subsequent Events

April 4, 2017, the Company announced it has acquired a 90% interest in an established Telecom services and site acquisition company (“Service Company”). The Service Company currently provides site acquisition and licensing to the Telecom Industry in Colombia. Since the Service Company was established in 2005, it has successfully completed the lease/purchase of over 300 Cellular Sites (Real Estate), and has been contracted by all the major Telecom operators in Colombia. This strategic acquisition gives Tower One additional extensive experience in an area essential to its core business.

April 6, 2017, the Company announced that it has applied to OTC Markets Group to trade the Company's common shares on the OTCQB. Additionally, the Company is in process of applying for eligibility with The Depository Trust Company (“DTC”) for its common shares once listed on the OTCQB. DTC is a subsidiary of the Depository Trust & Clearing Corp. and manages the electronic clearing and settlement of share transactions for publicly-traded companies. The Company will provide further updates relating to the trading of its common shares on OTCQB in due course.

May 5, 2017, the Company announced that it has secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States under the symbol TOWTF.

May 6, 2017, , the Company announced that it has secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States under the symbol TOWTF.

On May 16, 2017, the Company announced an update regarding its operations in Colombia. The company was recently awarded an additional six search rings from a Mobile Network Operator.

On May 23, 2017, the Company announced it entered into a share purchase agreement to acquire 65 per cent of the issued and outstanding shares of a private Tower Company (the “Tower Company”).The Tower Company, which owns, builds and leases Cellular Towers to the Telecom Industry in Argentina, includes a Master Lease Agreement (the”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Tower Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

On May 30, 2017, the Company announced it has completed the acquisition of a private Tower Company (the “Private Tower ”). The share purchase agreement was previously announced on May 23, 2017. The Tower Company (“Tower Company”), which owns, builds and leases Cellular Towers to the Telecom Industry in Argentina includes a Master Lease Agreement (the “MLA”) with a single Mobile Network Operator (the“ MNO”). The MLA in place allows for the Tower One to be granted direct Build To Suit (“BTS”) opportunities for the MNO.

1.12 Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2016. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016.

During the three months ended March 31, 2017, the Company did not adopt new accounting policy.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements. The Company is currently evaluating the potential impacts of these new standards and does not anticipate any material changes to the financial statements upon adoption of this new and revised accounting pronouncement.

Effective for annual periods beginning on or after January 1, 2018:

  IFRS 9 – Financial Instruments introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

  IFRS 15 - Revenue from Contracts with Customers is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13,
  Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service.

Effective for annual periods beginning on or after January 1, 2019:

  IFRS 16 - Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
  Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption has not yet been determined.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.13 Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The

Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Fair value

The carrying value of cash and accounts payable approximated their fair value because of the relatively short-term nature of these instruments.

Financial assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The fair value of cash and accounts payable approximates fair value due to the short term nature of the financial instruments. Cash is classified as fair value through profit or loss and is measured using level 1 inputs of the fair value hierarchy.

1.14 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

a. Authorized:

52,220,797 common shares with no par value per common share

b. Common Shares Issued:

	Number	Amount
Balance, March 31, 2017	52,220,797	$3,041,442

As at May 30, 2017 and March 31, 2017, there were 30,000,000 common shares held in escrow.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse affect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended March 31, 2017 of $1,621,490 and has a deficit of $1,925,602. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.

In addition, the Company’s limited working capital could affect the Company’s ability to seize upon opportunities requiring investment, or to reinvest in its products in a timely manner.